Exhibit 99.1

News Release

ACE AVIATION ANNOUNCES PLANNED INVESTMENT IN MERGED US AIRWAYS-AMERICA WEST CARRIER

•	USD$75 million (CAD$95) investment for up to approximately 7% ownership stake
•	Significant new maintenance activity at Air Canada Technical Services resulting in estimated incremental revenue of CAD$1.5 billion over five years
•	Airport and network synergies
•	Annual estimated cash contribution of an estimated CAD$65 million on ACTS and airport synergies.

MONTRÉAL, May 19, 2005 - ACE Aviation Holdings today announced its intention to invest USD$75 million (approximately CAD$95) in the merged US Airways-America West carrier. Its investment will be made at the time of US Airways’ exit from bankruptcy and in connection with a broad set of commercial and other arrangements between ACE and the newly-merged entity. ACE’s investment will represent approximately 7% of equity, depending on the total amount of new equity capital raised by the merged entity. The newly-merged entity will be a well capitalized commercial partner with approximately $1.5 billion in forecast total liquidity, a competitive low cost structure and a route network that is highly complementary to Air Canada.

As a condition of its equity investment, ACE has obtained commitments which will result in five-year commercial agreements with the newly-merged entity regarding maintenance services, ground handling, regional jet flying, network, training, and other areas of cooperation. It is expected that ACTS and airport ground handling/facilities synergies will result in an estimated annual cash contributions of CAD $65 million.

ACE, through Air Canada Technical Services (ACTS), is entitled to provide all available outsourced maintenance, repair and overhaul services for the merged entity with a combined fleet of 361 aircraft consisting of the Boeing 737, 757 and 767 and the Airbus A319, A320, A321 and A330 for which ACTS has significant existing expertise. This agreement will provide ACTS with a large volume of attractive new MRO work covering component and airframe maintenance. The new work will result in estimated additional revenues of CAD$1.5 billion for ACTS over the five-year term of the agreement. ACTS has the ability to undertake this work with a minimal capital investment of approximately $20 million utilizing capacity currently available at existing ACTS facilities. The agreement also includes the possibility of extending the work to cover engine maintenance and supply chain management.

“Our participation in the consolidation of the US airline industry through the merged US Airways - America West carrier is an exciting opportunity for ACE,” said Robert Milton, Chairman, President and CEO of ACE Aviation Holdings Inc. “Doug Parker is one of the most capable airline leaders in the industry today and we look forward to working closely with Doug and his team to build an even stronger future for the new US Airways.

“Our investment in US Airways reflects not only our confidence in the viability of the merged carrier going forward but also represents a milestone in the implementation of ACE’s business strategy to grow our business units into stand alone profitable companies,” said Mr. Milton.

ACTS, a limited partnership of ACE, is a full-service MRO organization that provides airframe, engine and component maintenance and various ancillary services to a wide range of more than 100 global customers, including Air Canada, Air Canada Jazz, JetBlue, United Airlines, ABX, Mexicana, Snecma Services, Chromalloy, Lufthansa Technik, International Lease Finance Corporation (ILFC) and Canada’s Department of National Defence. Montreal-based ACTS operates maintenance centers across Canada with a combined workforce of 3,600 employees and has major bases in Montreal, Toronto, Winnipeg, Calgary and Vancouver. The maintenance work for this agreement will be undertaken at ACTS facilities in Montreal, Winnipeg, Calgary and Vancouver creating an estimated 700 new jobs to be filled principally through employee recalls.

It is estimated that this agreement will propel ACTS to a position as one of the top three aircraft MRO providers worldwide in terms of sales. As a result, it is anticipated that by 2006, ACTS revenues will exceed $1 billion per annum with less than half being earned from Air Canada. This investment is consistent with ACE’s strategic plan to grow its business units with an emphasis on third-party revenues.

"We look forward to the important synergy relationships that will benefit both the merged entity and Air Canada as a result of the ACE investment,” said Doug Parker, America West Holdings Corporation Chairman, President and CEO. “ACTS is a world class MRO business, and we are pleased that they will be providing us a competitive service offering in this regard. Additionally, we are very excited about the potential traffic benefits pursuant from our enhanced network strength, and in the synergies that should accrue from ground handling and other initiatives."

Air Canada and the newly-merged entity will also implement a broad and cooperative strategy regarding airport facilities and ground handling which will provide mutual cost benefits and synergies and, more specifically, provide Air Canada with improved access to selected gates and facilities at a number of U.S. airports including New York’s LaGuardia Airport, Boston’s Logan Airport and Phoenix International Airport among others. ACE’s regional air carrier, Jazz, will also potentially realize increased opportunities to partner with the newly-merged entity on transborder flying.

The agreements will provide both Air Canada and the merged carrier with significant network and operational benefits, including enhanced network strength and revenue opportunities in key trans-border markets in the Southwestern U.S., Hawaii, Mexico and Florida. In particular, the new entity will provide Air Canada with enhanced access to key north-south markets where it does not currently have a significant presence most notably along the North American West Coast from Calgary, Edmonton and Vancouver to the U.S. Southwest and Mexico via the America West hubs at Phoenix and Las Vegas in addition to those markets on the U.S. East Coast served through the U.S. Airways hubs at Philadelphia and Charlotte. Furthermore, neither U.S. Airways nor America West currently operates Trans-Pacific flights while U.S. Airways operates a limited Trans-Atlantic offering. It is anticipated that Air Canada’s Toronto and Vancouver hubs will benefit from increased traffic from the combined U.S Airways-America West networks. These network benefits complement the existing Air Canada relationship with United Airlines which provide Air Canada with a strong east-west presence through their hubs at Chicago O’Hare and Denver.

“It’s a win-win all around as the merged airline and Air Canada will create value for each other through maintenance contracts, airport handling agreements and the eventual expansion of the Star Alliance agreement, which will include codesharing between the two carriers,” said Mr. Milton. “The addition of America West to our current network relationship with USAirways will strengthen Air Canada’s position as a highly connected global network and provide the newly-merged carrier with enhanced access to Canada and Air Canada’s international network via the Toronto and Vancouver hubs. It will also provide an important benefit to the Star Alliance by significantly increasing its network penetration in the Western United States.

ACE is the parent holding company of Air Canada and ACE’s other subsidiaries. Air Canada is Canada’s largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets. Air Canada is a founding member of the Star Alliance network, the world’s largest airline alliance group.

In addition, the Corporation owns Jazz Air LP, Aeroplan LP and Destina.ca, which is an on-line travel site. The Corporation also provides Technical Services through ACTS LP, Cargo Services through AC Cargo LP and Air Canada, Groundhandling Services through ACGHS LP and Air Canada and tour operator services and leisure vacation packages through Touram LP.

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	aircanada.com